UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date:  March 16, 2007

XTX ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	0-31757	98-0233452
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o David A. Carter, P.A. One Lincoln Place, 1900 Glades Road, Suite 401, Boca Raton, FL 33431 (Address of principal executive offices)

Registrant’s telephone number, including area code: (561) 750-6999

XTX ENERGY, INC.

c/o David A. Carter, P.A.

One Lincoln Place, 1900 Glades Road, Suite 401

Boca Raton, FL 33431

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 16, 2007, to holders of record on February 20, 2007, of shares of common stock (“common stock”) of XTX Energy, Inc., a Nevada corporation (the “Company”) in connection with a change of control of the Company resulting from an acquisition of assets from Rothschild Trust Holdings, Inc., a Florida limited liability company ("Rothschild Trust") and Leigh M. Rothschild, Adam Bauman and Neal Lenarsky (along with Rothschild Trust, the "Sellers").  The information contained in this information statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.

On March 16, 2007, (i) Jerrold Burden resigned as our Chief Executive Officer and President; (ii) Albert Folsom resigned as our Chief Financial Officer, Secretary and Director; (iii) Adam Bauman was appointed our Chief Executive Officer to replace Mr. Burden; and (iv) Leigh M. Rothschild was appointed our Chairman and a Director to replace Mr. Folsom and to serve with Jerrold Burden who continued as a Director. Subject to mailing this Information Statement and waiting the ten day period mandated under section 14(f) of the Exchange Act, Jerrold Burden will resign as Director of the Company.

YOU ARE URGED TO READ THIS ENTIRE INFORMATION STATEMENT CAREFULLY. PLEASE NOTE THAT WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

THE ASSET PURCHASE AGREEMENT

On March 6, 2007, XTX Energy, Inc. (the "Company") entered into an asset purchase agreement (the "Purchase Agreement") with Rothschild Trust Holdings, LLC, a Florida limited liability company ("Rothschild Trust"), Leigh Rothschild, Adam Bauman and Neal Lenarsky, (Rothschild Trust, Leigh Rothschild, Adam Bauman and Neal Lenarsky are individually referred to herein as a “Seller” and collectively referred to as the “Sellers”).  The closing for the transactions contemplated by the Purchase Agreement took place upon the satisfaction of all closing conditions on March 16, 2007.  Effective immediately, the address of the Company is c/o David A. Carter, P.A., One Lincoln Place, 1900 Glades Road, Suite 401, Boca Raton, Florida 33431. The phone number is (561) 750-6999.

The assets acquired from the Sellers (the "Assets") include pending patent titled Leigh-10 (U.S. Appl. No. 11/373,322; filed March 10, 2006) together with any intellectual property progeny of Leigh-10 and associated trademarks, including but not limited to codes; and the domain names: publoot.com, publoot.biz, publoot.info, publoot.name, publoot.mobi, publoot.net, publoot.org, publoot.tv, publoot.us, publoot.ws, squiglee.name, squiglee.us, squiglee.tv; squiglee.ws; pubmine.com, pubmine.net, pubmine.org, pubmine.biz, pubmine.info, pubmine.us, pubmine.mobi, pubmine.tv, pubmine.ws, pubmine.name, pubminers.com, publute.com, publewt.com, moolahpub.com, moolapub.com, atomicguppy.com, atomicguppy.biz, atomicguppy.net, atomicguppy.org; atomicguppie.com; atomicguppy.info, atomicguppy.us, atomicguppy.mobi, atomicguppy.tv, atomicguppy.ws; and atomicguppy.names.  The Assets further include all proprietary information, documents and records relating to the creation of the Assets and all copyright, copyrightable subject matter (including software) and registrations otherwise material to the use of the Assets.

The Company purchased the Assets from the Sellers for the total consideration of 142,000,000 shares of the Company's restricted common stock.  As a condition of closing, Jerrold Burden, the Company's Chief Executive Officer, President and Director, (i) returned 68,929,220 shares of outstanding common stock of the Company, which shares were cancelled and returned to treasury as authorized but unissued shares; and (ii) waived an accrued salary balance of $187,501.

Pursuant to the terms of the Purchase Agreement, for a period of 12 months following the Closing Date, the Company is prohibited from effecting recapitalizations or stock splits that result in a reverse split of the Company’s outstanding common stock on the closing date in excess of a 20-to-1 ratio.  The Purchase Agreement also provides that for a period of six months from the closing date, the Company will not issue any additional securities of the Company except in connection with (i) proceeds received from a bridge financing consisting of notes and warrants; (ii) a private placement of common stock; and (iii) options to be issued pursuant to employment agreements between the Company and Adam Bauman and Leigh M. Rothschild.

The Purchase Agreement contains customary representations, warranties, covenants, and indemnification provisions for a transaction of this kind.  The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached as Exhibit 10.1 to our Form 8-K filed on March 16, 2007, and is incorporated herein by reference.

VOTING SECURITIES

The authorized capital stock of the Company consists of 200,000,000 shares of common, par value $0.001 per share.  As of March 16, 2007, there were 61 shareholders of record holding an aggregate of 177,000,000 shares of the Company's common stock.  Only the holders of our common stock are entitled to vote at a meeting of our shareholders. Each share of common stock entitles the record Holder to one vote on all matters submitted to a vote of our shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number of shares of our common stock beneficially owned on March 16, 2007 by (i) each person who is known by us to beneficially own 5% or more of our common stock; (ii) each of our directors; (iii) each of our executive officers named in the Summary Compensation Table; and (iv) all of our directors and named executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	% of Class
Common Stock	Irrevocable Trust III, Jay Howard Linn, Trustee (1) 19333 Collins Avenue Penthouse 2501 Sunny Isles Beach, FL 33150	91,989,120	51.97%
Common Stock	Leigh M. Rothschild (2) 19333 Collins Avenue Penthouse 2501 Sunny Isles Beach, FL 33150	115,012,500	64.98%
Common Stock	Adam Bauman (3) 350 East 79th Street, #4D New York, NY 10021-9203	25,287,500	14.29%
Common Stock	Jerrold D. Burden (4) 2501 E. Commercial Blvd., Suite 212 Fort Lauderdale, FL 33308	20,852,780	11.78%

	All current officers and directors as a group (3 persons)	161,152,780	91.05%

(1)

Leigh M. Rothschild is the primary beneficiary of the Irrevocable Trust III.

(2)

Includes 91,989,120 shares held in the Irrevocable Trust III, Jay Howard Linn, Trustee, of which Mr. Rothschild is the primary beneficiary.

(3)

Includes 2,125,000 shares to be held in escrow and released at such time as certain performance criteria are met.

(4)

Mr. Burden's resignation as Director shall be effective ten days from the effective date of this Information Statement.

As a result of the transactions contemplated by the Purchase Agreement, the shareholders of the Company before the acquisition own approximately 20% of the issued and outstanding shares of common stock and the Sellers and their designees own approximately 80% of the Company’s issued and outstanding common stock.

The names of the persons or entities that acquired control are:

a.

Irrevocable Trust III, Jay Howard Linn, Trustee, of which Leigh M. Rothschild is the primary beneficiary.  The source of the trust's consideration was its 100% ownership of the Rothschild Trust, the basis of control is its 51.97% ownership interest of all of the outstanding shares of our common stock;

b.

Leigh M. Rothschild, the source of the consideration was his ownership interest in certain Assets, the basis of control is his 13.01% direct ownership of all the outstanding shares of our common stock and his indirect beneficial ownership through the Irrevocable Trust III, Jay Howard Linn, Trustee; and

c.

Adam Bauman, the source of the consideration was his ownership interest in certain Assets, the basis of control is his prospective 14.29% ownership of all the outstanding shares of our common stock.

There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change our control other than as described herein.  None of our officers, directors or affiliates, or any owner of 5% or more of our common stock, or any associate of any such officer, director, affiliate or security Holder is an adverse party to us or has a material interest adverse to us.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Effective March 16, 2007, in accordance with the terms and conditions of the Purchase Agreement, Albert Folsom tendered his resignation as the Company's Chief Financial Officer, Secretary and Director and Jerrold Burden tendered his resignation as Chief Executive Officer and President.  Mr. Burden continues to serve as a Director, subject to the effectiveness of this Information Statement and SEC Rule 14f-1 for Notice of Change in the Composition of the Board of Directors.  Mr. Burden's resignation as Director shall be effective upon the tenth day following the mailing by the Company to its shareholders of this Information Statement.

Effective March 16, 2007, Leigh M. Rothschild was appointed Chairman and Director to fill the vacancy created by the resignation of Mr. Folsom and shall serve on the Board until the next annual meeting of the shareholders.  Adam Bauman was appointed Chief Executive Officer to fill the vacancy created by Mr. Burden.

Executive Officers and Directors

The following table sets forth the current executive officers and directors, their ages and positions with the Company:

Name

Age

Title

Jerrold Burden(1)

55

Director

Leigh M. Rothschild

55

Chairman and Director

Adam Bauman

49

Chief Executive Officer

(1)

Mr. Burden's resignation as Director shall be effective ten days from the effective date of this Information Statement.

Jerrold Burden has served as President, Chief Executive Officer and Director of the Company since November 2003. From 1979 to 1982, Mr. Burden served as Executive Vice President and Director of Tri-Star Oil and Gas Inc., a Denver based corporation engaged in the development of shallow offset production, primarily in Oklahoma and Kansas. In this capacity, Mr. Burden was responsible for lease acquisition and oil field equipment rental.  Mr. Burden also served as an officer and Director of Western National Rig and Supply Company, based in Oklahoma City, Oklahoma. Western National was a company that contracted the drilling of shallow wells in Stephans County, Oklahoma and surrounding areas.  From 1983 to1987, Mr. Burden served as founder and President of Dean Resources, a Colorado corporation engaged in the business of oil and gas lease development.  Primary lease, property acquisitions and operations of the company were in Kansas, Oklahoma, Colorado, Texas and Wyoming.  From 1988 to 1993, Mr. Burden was closely associated with the mortgage lending business and real estate business. During this time, he founded Centennial Banc Share Corp., a Colorado corporation engaged in all phases of mortgage lending. The company maintained a $5,000,000 warehouse line of credit and funded its own loans. The company was F.H.A. approved and funded all types of loans ranging from prime "A" rated paper to sub-prime B and C grade notes. The company was an approved lender with dozens of banks such as Country Wide, Flag Star Bank, Fleet Mortgage, Carl I. Brown among others. Mr. Burden sold his interest in Centennial Banc Share Corp. in 2000. Since that time, he has been involved in community projects, fund raising and selected investment opportunities in real estate and non-real estate. Mr. Burden has been a previous Director of the Southeast Denver-Douglas County Economic Council, and the American Mortgage Lenders Association.  Mr. Burden was honorably discharged from military service in 1974. He attended Western State College in Colorado with major studies in economics and business.

Leigh M. Rothschild is the Managing Partner of Rothschild Trust Holdings, LLC an intellectual property holding company. He is the immediate past Chairman and Board Member of Connected Media Technologies Inc., a publicly traded intellectual property and digital media company. Mr. Rothschild is an established inventor who to date has been issued seven U.S. patents and has more than 30 patents pending worldwide. Mr. Rothschild has licensed his patent portfolio to several major companies around the world and his technologies are in use at companies ranging from Pricegrabber.com to Sonic Solutions / InterActual to Neomedia and Connected Media among others. Most major DVD releases now incorporate the PCFriendly InterActual technology that is under license to Connected Media.  From October 1998 through February 2004, Mr. Rothschild was Chairman and founder of BarPoint.com a Nasdaq publicly traded wireless information company with a Board that included the Chairman of the Fidelity funds and the President of Office Depot.  The company was sold in February of 2004. Prior to founding BarPoint, Mr. Rothschild was Chairman and Chief Executive Officer of IntraCorp Entertainment, Inc., a consumer software company with worldwide product distribution.  Mr. Rothschild is a former presidential appointee to the High-Resolution Board for the United States under former President George H. W. Bush. He has served governors on technology boards and served as a special advisor to then Florida Secretary of Commerce Jeb Bush. Mr. Rothschild currently serves on the IT Florida Technology Board as an appointee of former Governor Jeb Bush. Mr. Rothschild chairs the Rothschild Family Foundation, which has given endowments to outstanding charities and institutions including the Tampa Children’s Home, Thomas Amour Youth Ballet Company, Miami Symphony, and the University of Miami School of Business Rothschild Entrepreneurial contest and Lecture Series.  Mr. Rothschild has an undergraduate degree from the University of Miami, where he also completed the Graduate Program in Management Studies.

Adam Bauman has been the Chief Executive Officer & President of STI Management for the past six years.  STI is a talent management firm that represents senior executives in media, entertainment and technology firms and offers them strategic insights to increase their success in corporations and startups alike. While client identities are confidential, they include top executives with Discovery, Disney / ABC, Conde Nast, eBay, Facebook, Fox, The Gap, Google, Intuit, Mattel, NASCAR, National Geographic, NBC/Universal, News Corp., PepsiCo, Revver, Rodale, Sony/BMG, Time Warner, Veoh, Viacom, Virgin Entertainment, Vivendi and Yahoo!. At STI, he helped grow the firm from one to six partners in six U.S. cities, resulting in substantial revenue increases each year. He also guided several entrepreneurs through the startup process, from inception to profitability.  An early Internet adopter, Adam started as a Special Projects producer for The Los Angeles Times New Media Group and helped launch the latimes.com website before becoming Director of Internet Production for Universal Studios, then built a corporate Intranet for DreamWorks S.K.G. Subsequently, he was the Director of Emerging Technology at VWR Scientific Products Corp., before becoming Executive Vice President of E-Commerce at a Young & Rubicam subsidiary. After serving as the founding Chief International E-Commerce Officer of American International Group, he was named Chief Global E-Commerce Officer of Deloitte Consulting. Subsequently, he was appointed Chairman and CEO of IsoSpace, a web-based enterprise video collaboration software company.  As an established Internet and technology expert, Adam is frequently called upon to address professional and academic audiences, including the Princeton Alumni Association of New York City. Adam was appointed to the Board of Visitors at the Peter F. Drucker Graduate School of Management, Claremont Graduate University, and has also served on the Board of Directors of Connected Media Technologies, Inc., a publicly traded company.  His article, “More Companies Are Routing Calls via Internet,” was recently published in The New York Times.  Earlier in his career, Adam oversaw production of five feature films as an executive for the Motion Picture Corporation of America and was a staff writer for the Los Angeles Times, where he reported several front page stories, hundreds of articles, and was a member of the editorial staff that shared the 1995 Pulitzer Prize for coverage of the earthquake on January 17th, 1994 in Northridge, California.  Adam holds both an MFA degree from the Peter Stark Motion Picture Producing Program and an MBA from the University of Southern California. He is also a graduate of the California State University Long Beach school of Radio and Television.

Employment Agreements

On March 16, 2007, the Company entered into an Employment Agreement with Leigh M. Rothschild whereby Mr. Rothschild agreed to serve as the Company’s Chairman for an initial term of two years.  The agreement automatically renews for successive one year periods unless either Mr. Rothschild or the Company provides written notice at least 90 days prior to the expiration of the initial or one of the successive terms.  Under the agreement, Mr. Rothschild shall receive a base salary of $120,000 and shall be entitled to an annual cash bonus based on certain financial and non-financial performance goals that may be established by mutual agreement of Mr. Rothschild and the Board of Directors.  Mr. Rothschild is eligible to receive and participate in all benefit, bonus, retirement, insurance and long-term incentive programs provided by the Company for its executive personnel.  Mr. Rothschild received (i) an initial grant of 25,000 stock options, the terms of which shall be determined by mutual agreement of Mr. Rothschild and the Board of Directors.  In the event Mr. Rothschild is terminated by the Company other than for cause, he shall be entitled to unpaid salary and expenses, and compensation equal to one year of salary and benefits payable in installments or as a lump sum.

On March 16, 2007, the Company entered into an Employment Agreement with Adam Bauman whereby Mr. Bauman agreed to serve as the Company’s Chief Executive Officer for an initial term of two years.  The agreement automatically renews for successive one year periods unless either Mr. Bauman or the Company provides written notice at least 90 days prior to the expiration of the initial or one of the successive terms.  Under the agreement, Mr. Bauman shall receive a base salary of $200,000 and shall be entitled to an annual cash bonus based on certain financial and non-financial performance goals that may be established by mutual agreement of Mr. Bauman and the Board of Directors.  Mr. Bauman is eligible to receive and participate in all benefit, bonus, retirement, insurance and long-term incentive programs provided by the Company for its executive personnel.  Mr. Bauman received (i) an initial grant of 353,250 stock options, the terms of which shall be determined by mutual agreement of Mr. Bauman and the Board of Directors.  In the event Mr. Bauman is terminated by the Company other than for cause, he shall be entitled to unpaid salary and expenses, and compensation equal to one year of salary and benefits payable in installments or as a lump sum.

The foregoing summaries of Mr. Bauman's employment and Mr. Rothschild's employment are qualified by reference to their employment agreements, which are attached as Exhibits 10.2 and 10.3 to Form 8-K filed March 16, 2007, and are incorporated herein by reference.

We are not aware of any material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security Holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries also shall be described.

Terms of Service

Each director of the Company serves for a term of one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the Company's shareholders. Each officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at the annual general meeting of the Board of Directors and is qualified.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the

SEC. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish us with copies of all Securities 16(a) forms they filed.

Neither Jerrold Burden, a Director and the Company's former Chief Executive Officer and President, nor Albert Folsom, a former Director and Chief Financial Officer and Secretary filed a Form 3 for the calendar year 2003 when each became an officer and Director of the Company.  Mr. Burden failed to file the requisite Section 16(a) reports when the Company issued shares of common stock to him in the calendar years 2004 and 2006.

Except for Mr. Burden and Mr. Folsom, we know of no director, officer or beneficial owner of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 that failed to file the required reports during the most recent fiscal year or as a result of the consummation of the transactions contemplated in the Purchase Agreement.

Committees

To date, there have not been sufficient directors, officers and employees involved with the Company to establish any committee.

Meetings of the Board of Directors

The Board of Directors of the Company did not hold any meetings during the fiscal year ended October 31, 2006. The Company has not held an annual meeting as of the date of this Information Statement.

Director Compensation

Directors receive no compensation for acting as directors.

Director Independence

None of our directors are an "independent director", as that term is used by rules of the New York Stock Exchange.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation paid or accrued by the Company for the last three years ended October 31, 2006:

A	B	C	D	E	F	G	H
Name and Principal Position	Year	Salary	Other Annual Compensation $	Restricted Stock Awards $	Option SAR #	LTIP Payouts $	All Other Compensation $
Jerrold Burden President, CEO and Director (1)	2004	-0-	$14,595	-0-	-0-	-0-	-0-
	2005	-0-	$23,500	-0-	-0-	-0-	-0-
	2006	-0-	$215,011	-0-	-0-	-0-	-0-
Albert Folsom CFO, Secretary and Director	2004	-0-	-0-	-0-	-0-	-0-	-0-
	2005	-0-	-0-	-0-	-0-	-0-	-0-
	2006	-0-	-0-	-0-	-0-	-0-	-0-

(1)

As of October 31, 2006, there was an accrued salary balance of $187,501 due the Chief Executive Officer which deferred salary was waived by Mr. Burden on March 16, 2007, as a condition of the closing of the Purchase Agreement.

There are no outstanding equity awards, options or unvested stock, compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in the foregoing Summary Compensation table that would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.